SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

July 30 , 2004

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F     X          Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):____

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

JULY 30, 2004

PRESS RELEASE
(unaudited data according to French GAAP)

Revenue from businesses under Veolia Environnement's new consolidation scope (1) increased to € 13.5 billion in the first half of 2004, up 3.7% at constant exchange rates

___________________

VEOLIA ENVIRONNEMENT

	Six months	Six months	%	Internal	External	Impact of
Consolidated	ended	ended	change	growth	growth	exchange
revenue	June 30,	June 30,				rate
	2004	2003				fluctuations
	(€ m)	(€ m)

Businesses under	13,507	13,143	2.8%	3.5%	0.2%	-0.9%
new consolidation
scope

North American
businesses sold	736	905	-18.7%
during 2003 or in
the process of
being sold

Consolidated total	14,243	14,048	1.4%

Veolia Environnement's consolidated revenue totaled €14.243 billion compared with €14.048 billion during the first half of 2003.

Revenue from businesses under Veolia Environnement's new consolidation scope came to €13.507 billion, up 2.8%, and an increase of 3.7% at constant exchange rates. The negative impact of exchange rate fluctuations (€123 million) was attributable primarily to the variation in the US dollar (i.e. negative impact of €100 million, with the average rate of the US dollar to the euro at $1.2221 for the six months ended June 30, 2004 from $1.11455 for the six months ended June 30, 2003). Businesses under Veolia Environnement's new consolidation scope posted internal growth of 3.5% . Excluding the impact of the (rail and bus) transportation activities discontinued in the UK, internal growth was 6%.

The revenue posted by businesses under Veolia Environnement's new consolidation scope outside France totaled €6.929 billion, representing 51.3% of the total.

WATER (1)

Six months	Six months	% change	Internal	External	Impact of
ended	ended		growth	growth	exchange
June 30, 2004	June 30, 2003				rate
(€ m)	(€ m)				fluctuations

4,634	4,592	0.9%	2.2%	-0.4%	-0.9%

In France, internal growth came to 1.8% and benefited from the sustained level of the design-build and distribution activities. This increase was driven by a combination of two opposite factors:
-	Very solid organic growth (4.5%) posted by the revenue retained by the company (own revenue) even though the heatwave-related effects seen in 2003 did not recur.
-	A modification to the amount of payments made to local authorities (third-party revenue), leading to a mechanical reduction of around 3% in the correspondant billing.
The international activities (excluding Veolia Water Systems) posted further revenue growth, with internal growth of 8.5% . They were boosted by a very favorable performance in the rest of Europe and the ramp-up in contracts won in Asia. The activities retained in the United States also performed well.
Revenue at Veolia Water Systems decreased 9.8% on a similar scope basis and at constant exchange rates during the first half of 2004, reflecting the continued and effective implementation of a more selective approach to contracts since 2003.

WASTE

Six months	Six months	% change	Internal	External	Impact of
ended	ended		growth	growth	exchange
June 30, 2004	June 30, 2003				rate
(€ m)	(€ m)				fluctuations

3,050	2,914	4.6%	6.6%	0.2%	-2.2%

The Waste division posted a good overall performance both inside and outside France.
Internal revenue growth came to 5.6% in France thanks to a solid performance of all the division's activities, including waste collection, sorting and incineration.
Internal revenue outside France grew 7.9% (7.5% including Proactiva). Growth was sustained in Northern Europe, where it exceeded 9%. In the United States, the solid waste and industrial services business continued to perform well. Businesses in the Asia Pacific area again enjoyed very satisfactory volumes, especially in Hong Kong. Business in Australia was boosted by the recovery in tonnages treated.

ENERGY SERVICES

Six months	Six months	% change	Internal	External	Impact of
ended	ended		growth	growth	exchange
June 30, 2004	June 30, 2003				rate
(€ m)	(€ m)				fluctuations

2,553	2,388	6.9%	5.9%	1.2%	-0.2%

Energy services recorded internal growth of 5.9%, which was attributable to the following factors:

Revenue growth in France came to 4.1% due to good commercial developments that outweighed the negative impact of lower gas prices on Dalkia's prices for certain services.
Growth outside France (9.0%) was very brisk in Southern Europe and in the UK due to strong business growth.

(1)	Excluding the North American businesses sold during 2003 (Surface Preparation and Everpure) or in the process of being sold (Culligan, equipment and short-term services).

TRANSPORTATION

Six months	Six months	% change	Internal	External	Impact of
ended	ended		growth	growth	exchange
June 30, 2004	June 30, 2003				rate
(€ m)	(€ m)				fluctuations

1,782	1,821	-2.1%	-1.8%	0.2%	-0.5%

The 2.1% decrease in revenue was attributable to the discontinuation of rail and bus operations in the UK. Excluding the impact of these discontinued activities, internal growth came to 18.2%, including 8.1% in France coming from business expansion and 26.9% outside France. Connex benefited in particular from the full impact of the Boston contract, the ones won in Germany and Sweden, and the renewal and extension of the Melbourne contract in Australia.

FCC (*)

Six months	Six months	% change	Internal	External	Impact of
ended	ended		growth	growth	exchange
June 30, 2004	June 30, 2003				rate
(€ m)	(€ m)				fluctuations

1,489	1,429	4.2%	4.4%	0.1%	-0.3%

(*) VE share

Organic growth of 4.4% was driven by urban services and environmental services.

A definitive agreement for the sale of Veolia Environnement's stake in B 1998 having been signed on July 29, 2004, FCC will remain proportionally consolidated until June 30, 2004

OUTLOOK

This revenue growth, which was in line with the company's expectations for the year, supports its stated outlook of an improvement in performance, which will be supported by the maturity of contracts and the initial positive effects from the efficiency plan implemented at the end of 2003.

A DETAILED BREAKDOWN OF VEOLIA ENVIRONNEMENT'S RESULTS FOR THE FIRST HALF OF 2004 WILL
BE PUBLISHED ON SEPTEMBER 17, 2004

Important Disclaimer
 Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement’s contracts, the risk that Veolia Environnement’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US Investor contact: Brian Sullivan +(1) 941 362 24 35

Press release also available on our web site: http//veoliaenvironnement-finance.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 30, 2004

VEOLIA ENVIRONNEMENT
By: /s/ Henri Proglio Name: Henri Proglio Title: Chairman & Chief Executive Officer